Item 77I DWS GNMA Fund (a series of DWS
Income Trust)

At the January 21-22, 2009 Board meeting, the
Board of Trustees of DWS Income Trust approved the launch of three new classes for DWS GNMA
Fund. The Fund launched Class A, C and
Institutional Class shares, which became effective on February 2, 2009.

E:\Electronic Working Files\NSAR\2008\12-31-08\DWS Variable
Series II (annual)\03-Exhibits\Exhibit 77D Balanced Variable Series
II.doc